UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Notable Labs, Ltd.

(Name of Issuer)

Ordinary Shares, nominal value of NIS 0.35 per share

(Title of Class of Securities)

M7517R107

(CUSIP Number)

James Kim

c/o Builders VC

601 California Street, Suite, 700

San Francisco, CA 94108

(415) 692-1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

CUSIP No. M7517R107

1	NAME OF REPORTING PERSON. Builders VC Fund I (Canada), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 305,306 Ordinary Shares Warrant to purchase up to 4,713 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 305,306 Ordinary Shares Warrant to purchase up to 4,713 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,306 Ordinary Shares Warrant to purchase up to 4,713 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on an aggregate of approximately 8,936,448 Ordinary Shares issued and outstanding immediately following the consummation of the Merger on October 16, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on October 16, 2023.

CUSIP No. M7517R107

1	NAME OF REPORTING PERSON. Builders VC Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,846,324 Ordinary Shares Warrant to purchase up to 28,498 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,846,324 Ordinary Shares Warrant to purchase up to 28,498 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,324 Ordinary Shares Warrant to purchase up to 28,498 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on an aggregate of approximately 8,936,448 Ordinary Shares issued and outstanding immediately following the consummation of the Merger on October 16, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on October 16, 2023.

CUSIP No. M7517R107

1	NAME OF REPORTING PERSON. Builders VC Entrepreneurs Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 132,980 Ordinary Shares Warrant to purchase up to 2,053 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 132,980 Ordinary Shares Warrant to purchase up to 2,053 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,980 Ordinary Shares Warrant to purchase up to 2,053 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 1.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on an aggregate of approximately 8,936,448 Ordinary Shares issued and outstanding immediately following the consummation of the Merger on October 16, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on October 16, 2023.

CUSIP No. M7517R107

1	NAME OF REPORTING PERSON. James Jimin Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,284,610 Ordinary Shares Warrant to purchase up to 35,264 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,284,610 Ordinary Shares Warrant to purchase up to 35,264 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,610 Ordinary Shares Warrant to purchase up to 35,264 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on an aggregate of approximately 8,936,448 Ordinary Shares issued and outstanding immediately following the consummation of the Merger on October 16, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on October 16, 2023.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Builders VC Fund I (Canada), L.P., Builders VC Fund I, L.P., Builders VC Entrepreneurs Fund I, L.P. and James Jimin Kim (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of ordinary shares, nominal value of NIS 0.01 per share (the “Ordinary Shares”), of Notable Labs, Ltd. (the “Issuer”). The address of Builders VC is 601 California Street, Suite, 700, San Francisco, CA 94108.

Item 1 Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer. The address of the Issuer’s principal executive office is: 320 Hatch Drive, Foster City, CA 94404.

Item 2 Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Builders VC Fund I (Canada), L.P.	c/o Builders VC 601 California Street, Suite, 700 San Francisco, CA 94108	Early stage venture capital firm investing primarily in Series A and seed level companies based in North America.	Alberta, Canada

Builders VC Fund I, L.P.	c/o Builders VC 601 California Street, Suite, 700 San Francisco, CA 94108	Early stage venture capital firm investing primarily in Series A and seed level companies based in North America.	Delaware

Builders VC Entrepreneurs Fund I, L.P.	c/o Builders VC 601 California Street, Suite, 700 San Francisco, CA 94108	Early stage venture capital firm investing primarily in Series A and seed level companies based in North America.	Delaware

James Kim	c/o Builders VC 601 California Street, Suite, 700 San Francisco, CA 94108	Managing member of Builders VC GP I, LLC, the general partner of each of Builders VC Fund I (Canada), L.P., Builders VC Fund I, L.P., Builders VC Entrepreneurs Fund I, L.P., the principal business of which is an early stage venture capital firm investing primarily in Series A and seed level companies based in North America.	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.2 hereto.

During the last five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, any of its affiliates, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

In February 2017, (i) Builders VC Entrepreneurs Fund I, L.P. purchased 6,653 shares of Notable’s Series A-2 Preferred Stock for an aggregate investment amount of $17,462; (ii) Builders VC Fund I (Canada), L.P. purchased 15,274 shares of Notable’s Series A-2 Preferred Stock for an aggregate investment amount of $40,090; and (iii) Builders VC Fund I, L.P. purchased 92,371 shares of Notable’s Series A-2 Preferred Stock for an aggregate investment amount of $242,448.

In August 2017 and January 2018, (i) Builders VC Entrepreneurs Fund I, L.P. purchased an aggregate of 99,792 shares of Notable’s Series A-1 Preferred Stock for an aggregate investment amount of $291,023; (ii) Builders VC Fund I (Canada), L.P. purchased an aggregate of 229,116 shares of Notable’s Series A-1 Preferred Stock for an aggregate investment amount of $668,171; and (iii) Builders VC Fund I, L.P. purchased an aggregate of 1,385,592 shares of Notable’s Series A-1 Preferred Stock for an aggregate investment amount of $4,040,802.

In June 2019, (i) Builders VC Entrepreneurs Fund I, L.P. purchased 38,406 shares of Notable’s Series B Preferred Stock for an aggregate investment amount of $232,821; (ii) Builders VC Fund I (Canada), L.P. purchased 88,177 shares of Notable’s Series B Preferred Stock for an aggregate investment amount of $534,538; and (iii) Builders VC Fund I, L.P. purchased 533,254 shares of Notable’s Series B Preferred Stock for an aggregate investment amount of $3,232,639.

In March and May 2022, (i) Builders VC Entrepreneurs Fund I, L.P. purchased an aggregate of 15,362 shares of Notable’s Series C-2 Preferred Stock for an aggregate investment amount of $93,127; (ii) Builders VC Fund I (Canada), L.P. purchased an aggregate of 35,270 shares of Notable’s Series C-2 Preferred Stock for an aggregate investment amount of $213,812; and (iii) Builders VC Fund I, L.P. purchased an aggregate of 213,301 shares of Notable’s Series C-2 Preferred Stock for an aggregate investment amount of $1,293,061.

In June 2022, (i) Builders VC Entrepreneurs Fund I, L.P. purchased 17,267 shares of Notable’s Series C-1 Preferred Stock and a warrant to purchase 32,629 shares of Notable’s Series C-1 Preferred Stock for an aggregate investment amount of $123,147; (ii) Builders VC Fund I (Canada), L.P. purchased 39,645 shares of Notable’s Series C-1 Preferred Stock and a warrant to purchase 74,915 shares of Notable’s Series C-1 Preferred Stock for an aggregate investment amount of $282,744; and (iii) Builders VC Fund I, L.P. purchased 239,753 shares of Notable’s Series C-1 Preferred Stock and a warrant to purchase 453,054 shares of Notable’s Series C-1 Preferred Stock for an aggregate investment amount of $1,709,894.

In February 2023, (i) Builders VC Entrepreneurs Fund I, L.P. purchased SAFEs that converted into 1,795,672 shares of Notable’s Series D-1 Preferred Stock for an aggregate investment amount of $116,590; (ii) Builders VC Fund I (Canada), L.P. purchased SAFEs that converted into 4,122,716 shares of Notable’s Series D-1 Preferred Stock for an aggregate investment amount of $267,682; and (iii) Builders VC Fund I, L.P. purchased SAFEs that converted into 24,932,357 shares of Notable’s Series D-1 Preferred Stock for an aggregate investment amount of $1,618,821.

In June 2023, (i) Builders VC Entrepreneurs Fund I, L.P. purchased SAFEs that converted into 140,917 shares of Notable’s Series D-2 Preferred Stock for an aggregate investment amount of $116,590; (ii) Builders VC Fund I (Canada), L.P. purchased SAFEs that converted into 323,534 shares of Notable’s Series D-2 Preferred Stock for an aggregate investment amount of $267,682; and (iii) Builders VC Fund I, L.P. purchased SAFEs that converted into 1,956,592 shares of Notable’s Series D-2 Preferred Stock for an aggregate investment amount of $1,618,821.

On February 22, 2023, Vascular Biogenics Ltd., an Israeli corporation (“VBL” or the “Issuer”), Notable Labs, Inc., a Delaware corporation (“Notable”), and Vibrant Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of VBL (“Merger Sub”), entered into an Agreement and Plan of Merger dated as of February 22, 2023, as may be amended from time to time (the “Merger Agreement”). The Merger Agreement contained the terms and conditions of the proposed business combination of VBL and Notable. On October 16, 2023, pursuant to the Merger Agreement, Merger Sub merged with and into Notable (the “Merger”), with Notable surviving and continuing as a wholly owned subsidiary of the Issuer, and the Issuer was renamed “Notable Labs, Ltd.” Also on October 16, 2023, in connection with, and prior to completion of, the Merger, the Issuer effected a 1-for-35 reverse share split (the “Reverse Share Split”) of its Ordinary Shares. Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Notable’s common stock outstanding immediately prior to the Effective Time was converted into the right to receive approximately 0.0629 Ordinary Shares, reflecting adjustment to account for the effect of the Reverse Share Split, and also reflecting adjustment based on the Issuer Net Cash (as defined in the Merger Agreement) relative to Target Net Cash immediately prior to the closing of the Merger, and other adjustments. In addition, effective upon the Closing, the holders of unexercised Notable warrants immediately prior to the Closing were issued replacement warrants to purchase Ordinary Shares.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement was filed by the Issuer as Exhibit 2.1 to the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on February 23, 2023.

Item 4 Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons who hold securities of the Issuer directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Ordinary Shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Ordinary Shares, in each case, subject to limitations under applicable law and the Lock-up Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5 Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

132,980 Ordinary Shares and a warrant to purchase up to 2,053 Ordinary Shares at an exercise price of $113 per share are directly owned by Builders VC Entrepreneurs Fund I, L.P.; 305,306 Ordinary Shares and a warrant to purchase up to 4,713 Ordinary Shares at an exercise price of $113 per share are directly owned by Builders VC Fund I (Canada), L.P.; and 1,846,324 Ordinary Shares and a warrant to purchase up to 28,498 Ordinary Shares at an exercise price of $113 per share are owned by Builders VC Fund I, L.P. and each of Builders VC Entrepreneurs Fund I, L.P., Builders VC Fund I (Canada), L.P. and Builders VC Fund I, L.P (the “Funds”) and Mr. Kim may be deemed to share voting and investment power over the securities directly held by the Funds because Mr. Kim controls each of the Funds as the managing member of Builders VC GP I, LLC, the general partner of each of the Funds. Each of the Reporting Persons, and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by the Funds except to the extent of their pecuniary interest therein.

(c) The response to Item 3 is incorporated by reference herein. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Ordinary Shares or related warrants during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Lock-up Agreement

In connection with the Merger, the Funds and James Kim entered into lock-up agreements, dated as of February 22, 2023 (the “Lock-up Agreements”), with the Issuer and Notable. Pursuant to the Lock-up Agreements, the Funds and Mr. Kim agreed, among other things, to accept certain restrictions on transfers of the Ordinary Shares held by the Funds for the 60-day period following the closing date of the Merger.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Lock-up Agreement filed as an exhibit to the Merger Agreement filed as exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 23, 2023 and incorporated herein by reference.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Form of Lock-up Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2023).

99.2	Joint Filing Agreement, dated as of October 19, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2023

BUILDERS VC FUND I (CANADA), L.P.	By: Builders VC GP I, LLC, its general partner

/s/ James Kim
Name: James Kim
Title: Managing Member

BUILDERS VC FUND I, L.P.	By: Builders VC GP I, LLC, its general partner

/s/ James Kim
Name: James Kim
Title: Managing Member

BUILDERS VC ENTREPRENEURS FUND I, L.P.
By: Builders VC GP I, LLC, its general partner

/s/ James Kim
Name: James Kim
Title: Managing Member

/s/ James Kim
Name: James Kim